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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	06/12/2005
No. of pages including this one	5

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson

ERSTE BANK

INVESTOR INFORMATION

Vienna, 6 December 2005

Erste Bank financial statements: Amendment to IAS 32 and 39

As communicated by Erste Bank der oesterreichischen Sparkassen AG in its press release of 3 May 2005, its financial statements for 2005 reflect the revised IAS standards 32 (Financial Instruments: Disclosure and Presentation) and 39 (Financial Instruments: Recognition and Measurement). Erste Bank already published the resulting retrospective adjustments to the 2004 balance sheet and income statement (details are available at www.erstebank.com/ir). In preparation for drawing up the 2005 annual financial statements, Erste Bank has now adpoted the newly published interpretations of IAS 32 standards that affect the presentation of hybrid capital.

Hence parts of the current contract provisions of the hybrid Tier 1 issues lead to a change in the classification of hybrid capital, which is now no longer classified as an equity instrument. On the balance sheet, hybrid capital is now disclosed not in the minority-interests portion of equity, but in subordinated capital. This does not affect the hybrid capital's eligibility for inclusion in regulatory capital or the calculation of the Tier 1 ratio (unchanged at 6.3% as of 30 September 2005) under the Austrian Banking Act. In the income statement, the interest expense for this capital is now no longer reflected under minority interests, but under net interest income. This leads to a change in the cost-income ratio, which increases for the first nine months of 2005 from 61.8% to a restated 62.3%.

However, the reclassification has no effect on taxes, net profit after minority interests, on shareholders' equity or return on equity.

The restatement to reflect the IAS amendment has been made retrospectively to the beginning of 2005. For ease of comparison, the balance sheet and income statement for 2004 have also been restated accordingly.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

I. Balance sheet in accordance with IFRS

in EUR m

Assets	**30.9.05 restated**	**Changes**	**30.9.05 published**
1. Cash and balances with central banks	2,906	-	2,906
2. Loans and advances to credit institutions	20,058	-	20,058
3. Loans and advances to customers	79,946	-	79,946
4. Risk provisions for loans and advances	-2,902	-	-2,902
5. Trading assets	5,606	-	5,606
6. Current investments	18,511	-	18,511
7. Financial investments	23,561	-	23,561
8. Intangible assets	1,916	-	1,916
9. Tangible assets	1,695	-	1,695
10. Other assets	5,634	-	5,634
Total assets	**156,931**	-	**156,931**

Liabilities and shareholders' equity	**30.9.05 restated**	**Changes**	**30.9.05 published**
1. Amounts owed to credit institutions	37,365	-	37,365
2. Amounts owed to customers	71,421	-	71,421
3. Debts evidenced by certificates	21,168	-	21,168
4. Provisions	8,403	-	8,403
5. Other liabilities	7,860	-	7,860
6. Subordinated capital	4,344	901	3,443
7. Total equity	6,370	-901	7,271
of which Shareholders' Equity	*3,871*	-	*3,871*
of which Minority interests	*2,499*	-901	*3,400*
Total liabilities and shareholders' equity	**156,931**	-	**156,931**

II. Income statement in accordance with IFRS

in EUR m	**1.1.-31.9.05 restated**	**Changes**	**1.1.-31.9.05 published**
I. Net interest income	**2,063.5**	-25.9	**2,089.4**
Risk provisions for loans and advances	-329.1	-	-329.1
Net commission income	921.9	-	921.9
Net trading result	171.6	-	171.6
General administrative expenses	-1,990.0	-	-1,990.0
Result from insurance business	36.9	-	36.9
Other operating result	-10.4	-	-10.4
II. Pre-tax profit for the period	**864.4**	-25.9	**890.3**
Taxes on income	-209.1	-	-209.1
III. Profit for the period	**655.3**	-25.9	**681.2**
Minority interests	-146.5	25.9	-172.4
IV. Net profit after minority interests	**508.8**	-	**508.8**

III. Erste Bank Group - Divisional Reporting

OVERVIEW	Austria		Central Europe		International Business		Corporate Centre	
in EUR m	1-9 2005	Changes*	1-9 2005 restated	Changes*	1-9 2005	Changes*	1-9 2005 restated	Changes*
Net interest income	1,156.0	-	806.3	(4.3)	114.5	-	(13.3)	(21.6)
Risk provisions for loan and adv.	(267.4)	-	(52.0)	-	(9.7)	-	(0.0)	-
Net commission income	591.0	-	341.3	-	22.7	-	(33.1)	-
Net trading result	91.4	-	79.7	-	(0.0)	-	0.5	-
General administrative expenses	(1,228.1)	-	(718.4)	-	(27.2)	-	(16.3)	-
Income from insurance business	30.9	-	6.0	-	0.0	-	0.0	-
Other operating result	9.7	-	6.5	-	2.1	-	(28.7)	-
Pre-tax profit for the period	**383.5**	-	**469.4**	**(4.3)**	**102.4**	-	**(90.9)**	**(21.6)**
Taxes on income	(95.1)	-	(108.4)	-	(29.0)	-	23.4	-
Minority interest	(111.1)	-	(19.2)	4.3	0.0	-	(16.2)	21.6
Net profit after minority interests	**177.3**	-	**341.8**	-	**73.5**	-	**(83.8)**	-
Average risk-weighted assets	46,067.4	-	15,795.0	-	6,387.9	-	352.2	-
Average attributed equity	1,954.5	-	1,194.4	-	483.0	-	26.6	-
Cost/Income Ratio	**65.7%**	-	**58.3%**	**0.2**	**19.8%**	-	n.a.	-
ROE based on net profit	**12.1%**	-	**38.2%**	-	**20.3%**	-	n.a.	-
Of which funding costs	(48.1)	-	(47.7)	-	0.0	-	(15.1)	-

TOTAL	Erste Bank Group	
in EUR m	1-9 2005 restated	Changes*
Net interest income	2,063.5	(25.9)
Risk provisions for loan and adv.	(329.1)	-
Net commission income	921.9	-
Net trading result	171.6	-
General administrative expenses	(1,990.0)	-
Income from insurance business	36.9	-
Other operating result	(10.4)	-
Pre-tax profit for the period	**864.4**	(25.9)
Taxes on income	(209.1)	-
Minority interest	(146.5)	25.9
Net profit after minority interests	**508.8**	-
Average risk-weighted assets	68,602.5	-
Average attributed equity	3,658.5	-
Cost/Income Ratio	**62.3%**	0.5
ROE based on net profit	**18.5%**	-
Of which funding costs	(110.9)	-

*Difference between published and restated figures

IV. Erste Bank Group - Divisional Reporting (Details)

AUSTRIA								
	Savings Banks		Retail and Mortgage		Large Corporate Customers		Trading und Investment Banking	
in EUR m	1-9 2005	Changes*	1-9 2005	Changes*	1-9 2005	Changes*	1-9 2005	Changes*
Net interest income	618.3	-	383.9	-	105.4	-	48.5	-
Risk provisions for loan and adv.	(145.0)	-	(79.8)	-	(42.6)	-	0.0	-
Net commission income	252.0	-	234.6	-	53.6	-	50.9	-
Net trading result	12.6	-	7.4	-	1.0	-	70.4	-
General administrative expenses	(620.3)	-	(473.2)	-	(64.2)	-	(70.3)	-
Income from insurance business	0.0	-	30.9	-	0.0	-	0.0	-
Other operating result	3.4	-	5.4	-	2.6	-	(1.8)	-
Pre-tax profit for the period	**120.9**	-	**109.1**	-	**55.8**	-	**97.7**	-
Taxes on income	(31.4)	-	(25.1)	-	(13.2)	-	(25.4)	-
Minority interest	(87.9)	-	(16.5)	-	(6.7)	-	0.0	-
Net profit after minority interests	**1.6**	-	**67.4**	-	**35.9**	-	**72.3**	-
Average risk-weighted assets	23,685.4	-	12,109.6	-	6,585.0	-	3,687.4	-
Average attributed equity	262.0	-	915.7	-	497.9	-	278.8	-
Cost/Income Ratio	**70.3%**	-	**72.1%**	-	**40.1%**	-	**41.4%**	-
ROE based on net profit	**0.8%**	-	**9.8%**	-	**9.6%**	-	**34.6%**	-
Of which funding costs	(11.1)	-	(24.3)	-	(11.6)	-	(1.1)	-

CENTRAL EUROPE**								
	Česká spořitelna		Slovenská sporiteľňa		Erste Bank Hungary		Erste Bank Croatia	
in EUR m	1-9 2005 restated	Changes*	1-9 2005	Changes*	1-9 2005	Changes*	1-9 2005	Changes*
Net interest income	434.8	(4.3)	139.8	-	150.1	-	80.7	-
Risk provisions for loan and adv.	(19.9)	-	(9.0)	-	(14.1)	-	(8.3)	-
Net commission income	217.2	-	62.0	-	45.3	-	16.1	-
Net trading result	35.8	-	9.0	-	27.5	-	6.9	-
General administrative expenses	(408.1)	-	(122.7)	-	(133.6)	-	(52.6)	-
Income from insurance business	6.0	-	0.0	-	0.0	-	0.0	-
Other operating result	26.3	-	(5.8)	-	(11.4)	-	(2.5)	-
Pre-tax profit for the period	**292.1**	(4.3)	**73.3**	-	**63.8**	-	**40.4**	-
Taxes on income	(76.9)	-	(10.6)	-	(13.0)	-	(7.9)	-
Minority interest	(14.9)	4.3	0.2	-	(0.1)	-	(12.9)	-
Net profit after minority interests	**208.9**	-	**62.8**	-	**50.7**	-	**19.6**	-
Average risk-weighted assets	8,868.5	-	2,290.5	-	2,348.4	-	2,175.7	-
Average attributed equity	670.6	-	173.2	-	177.6	-	164.5	-
Cost/Income Ratio	**58.8%**	0.3	**58.2%**	-	**59.9%**	-	**50.7%**	-
ROE based on net profit	**41.5%**	-	**48.4%**	-	**38.0%**	-	**15.9%**	-
Of which funding costs	(16.8)	-	(12.2)	-	(15.1)	-	(3.3)	-

*Difference between published and restated figures

** The 9 month results of 2005 include segment contributions of Novosadska banka for the period starting 1 August 2005 in the Central Europe segment. As a result the figures of the Central Europe segment deviate slightly from the sum totals of the Central Europe sub-segments shown in this release.
Novosadska banka posted a loss after taxes and minority interests EUR 0.2 m for the 2 month period starting 1 August 2005. (P&L line by line (in EUR m): NII 0.9m; Risk provisions (0.7m); Commission income 0.6m; Trading income 0.4m; Expenses (1.4m); Other operating income (0.1m); Pre-tax profit 0.2m.